UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.
Commission File Number: 000-31579
HYDRIL COMPANY
(Exact name of registrants, as specified in their charter)
3300 North Sam Houston Parkway East Houston, Texas 77032-3411
Telephone: (281) 449-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.50 par value
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12g-4(a)(1)(ii)	☐	Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐	Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Exchange Act of 1934, Hydril Company set forth below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 17, 2007
	By:	/s/ Ricardo Soler
Name: Ricardo Soler
Title: Chief Executive Officer and President